SK Telecom Co., Ltd.

SK T-Tower

11, Eulgiro 2-Ga, Jung-gu, Seoul, Korea

August 10, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cecilia	Blye
Chief,	Office of Global Security Risk

Re:	SK Telecom Co., Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2017

Filed April 27, 2018

File No. 333-04906

Dear Ms. Blye:

Reference is made to your letter dated July 27, 2018 (the “Comment Letter”) addressed to SK Telecom Co., Ltd. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2017, which was filed with the Commission on April 27, 2018 (the “Annual Report”).

We set forth in this letter the Company’s responses to the Staff’s comments in the Comment Letter. For your convenience, we have included the text of the Staff’s comments in bold followed by our response. Unless indicated otherwise, capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

Ms. Cecilia Blye

Securities and Exchange Commission, p. 2

1.

On your website you list the international calling rates for Sudan and Syria, countries that are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. It appears from your website that you also may offer additional telecom services related to those countries. Your Form 20-F does not include disclosure about contacts with those countries. Please provide us with information regarding your contacts with Sudan and Syria, if any, whether through subsidiaries or other direct or indirect arrangements. You should describe any services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

The Company is a company domiciled in, and organized under the laws of, the Republic of Korea (“Korea”). The Company has not in the past and currently does not have any offices or subsidiaries located in Sudan or Syria, and it also does not anticipate setting up any offices or subsidiaries in Sudan or Syria in the future. The Company respectfully advises the Staff that the only business activities that the Company currently has involving Sudan or Syria relate to the international roaming services and international calling services provided through the agreements described below.

Similar to other global telecommunications service providers, the Company has numerous arrangements, including but not limited to international roaming agreements and service agreements, with other telecommunications service providers worldwide in the ordinary course of its business. As of the date hereof, the Company has arrangements with 210 foreign telecommunications service providers to provide international roaming services in approximately 192 countries and the Company’s subsidiary, SK Telink Co., Ltd. (“SK Telink”), has arrangements with 85 foreign telecommunications service providers to provide international calling services in approximately 240 countries.

The Company’s international roaming agreements with other telecommunications service providers altogether allow the Company’s subscribers traveling outside of Korea to make and receive calls and use cellular data services using their mobile devices and for subscribers of foreign wireless telecommunications service providers to use their mobile devices to access cellular voice and data services while in Korea. The Company has entered into an international roaming arrangement with MTN (Dubai) Limited (“MTN Dubai”), a company incorporated in the United Arab Emirates, through which MTN Dubai agrees to provide roaming services to the Company’s subscribers in 20 countries through it and its subsidiaries, including Sudan through services provided by MTN Sudan Company Ltd. (“MTN Sudan”), a Sudanese company, and Syria through services provided by MTN Syria (JSC) (“MTN Syria”), a Syrian company. In addition, the Company also agrees to provide telecommunications services to MTN Sudan’s and MTN Syria’s subscribers when they access their mobile devices in Korea.

Ms. Cecilia Blye

Securities and Exchange Commission, p. 3

In addition, consistent with industry practice, SK Telink has also entered into service agreements with BT Communications Global Network Services Limited (“BT CGNS”), a British company, and Telecom New Zealand Limited (“TNZL”), a New Zealand company, neither of which is a Sudanese or Syrian entity, each of which in turn enters into relevant agreements, directly or indirectly, with local telecommunications service providers in Sudan and Syria, respectively, to route telecommunications traffic to Sudan or Syria when a subscriber of the Company and/or SK Telink calls a phone number with a Sudan or Syria country code. SK Telink has similar arrangements covering various other jurisdictions to provide international calling services worldwide.

To the Company’s knowledge, none of MTN Dubai, MTN Sudan, MTN Syria, BT CGNS or TNZL are Specially Designated Nationals and Blocked Persons as designated by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”). Other than the arrangements described above, the Company has not provided, and currently does not provide, any services, products, information or technology to Sudan or Syria, directly or indirectly, nor does it have any agreements, commercial arrangements, or other contacts with the respective governments of Sudan and Syria or entities they control.

The Company has carefully analyzed the materiality of its business activities with Sudan and Syria and has concluded that such business activities do not constitute a material investment risk for its security holders. The Company sets forth below its quantitative analysis and qualitative analysis of the materiality of its business activities with Sudan and Syria.

As a quantitative matter, the use of international roaming services by the Company’s subscribers in Sudan and Syria and by MTN Sudan’s or MTN Syria’s subscribers in Korea and the use of international calling services by the Company’s subscribers to contact numbers with Sudan or Syrian country codes are inconsequential to the Company’s business. In each of 2015, 2016, 2017 and the six months ended June 30, 2018, revenue derived from international roaming services provided through MTN Sudan or to MTN Sudan’s subscribers and from the use of international calling services to contact numbers with Sudan country codes, collectively, was less than US$50,000 and represented less than 0.00000000002% of the Company’s consolidated revenue for the applicable period. Similarly, in each of 2015, 2016, 2017 and the six months ended June 30, 2018, revenue derived from international roaming services provided through MTN Syria or to MTN Syria’s subscribers and from the use of international calling services to contact numbers with Syrian country codes, collectively, was less than US$30,000 and represented less than 0.00000000001% of the Company’s consolidated revenue for the applicable period. From a quantitative perspective, the Company does not expect the use of such services to become more than inconsequential to its business in the future.

The Company’s only assets and liabilities associated with Sudan and Syria consist of accounts receivable and accounts payable attributable to the business activities described above.

Ms. Cecilia Blye

Securities and Exchange Commission, p. 4

The Company does not believe that its business activities with Sudan and Syria described above are material in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact on the Company’s reputation or share value, for the following reasons.

•

It is common practice among telecommunications service providers to have international roaming and service agreements with other telecommunications service providers worldwide. Without such arrangements, it would not be possible to provide international telecommunications services.

•

The Company’s international roaming and service agreements are part of its regular telecommunications services provided in the ordinary course of its business and for the benefit of its Korean subscribers. The Company believes its subscribers and investors expect the Company to be able to provide international telecommunications services, including international roaming and international calling services.

•

The Company notes that under the OFAC regulations, transactions with respect to the receipt and transmissions of telecommunications, such as international roaming and international calling arrangements, are generally licensed, subject to certain conditions. Telecommunications-related roaming and international calling services do not seem objectionable from a policy perspective, and other telecommunications service providers are similarly situated, so the investment risk, if any, would not be unique to the Company. The Company’s business activities with Sudan and Syria do not involve any provision, sale or lease of telecommunications equipment or technology, or capacity on telecommunications transmission facilities in Sudan or Syria, and the Company believes its business activities are consistent with general licenses provided under the OFAC regulations.

As such, the Company does not believe that its existing agreements with respect to Sudan and Syria would be considered important by a reasonable investor in making an investment decision. To the Company’s knowledge, it has not received any inquiries or questions from investors or analysis regarding activity in Sudan or Syria.

The Company does not believe that its reputation and share value would be negatively affected in the eyes of a reasonable investor as a result of its business activities with Sudan and Syria. In light of the foregoing, the Company does not believe that its provision of international roaming services to its subscribers through MTN Sudan or MTN Syria or to their respective subscribers while in Korea or its provision of international calling services to phone numbers with a Sudan or Syria country code is qualitatively or quantitatively material to the Company, its financial condition or results of operations.

Ms. Cecilia Blye

Securities and Exchange Commission, p. 5

The Company has taken note of the divestment or similar initiatives regarding investments in companies that do business with U.S.-designated state sponsors of terrorism as stated in the Comment Letter. However, given the limited and indirect nature of the Company’s activities related to Sudan and Syria, the Company does not believe that such activities would be regarded as “doing business with a state sponsor of terrorism.” Based on the foregoing consideration and given the licensed nature of the Company’s business activities with Sudan and Syria, as well as the fact that these business activities are not material to the Company, both quantitatively and qualitatively, individually or as a whole, the Company does not believe that the initiatives stated in the Comment Letter have any actual or potential material impact on the Company’s business or financial condition, although the Company recognizes that some current or prospective investors may have or come to have the sentiments to which the Staff refers and respects those views.

*    *    *    *    *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that the responses above adequately address the Staff’s comments. Please direct any further questions or comments to the Company’s Investor Relations Department, to the attention of Minjoo Kim at +822-6100-1533 (fax: +822-6100-7826; email: minjookim@sk.com), or to the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at +82-2-6353-8020 (fax: +82-2-6353-8099; email: jhan@cgsh.com).

Very truly yours,

/s/ Jeong Hwan Choi
Jeong Hwan Choi
Senior Vice President, IRO

cc:	Pradip Bhaumik, Special Counsel

Larry	Spirgel, Assistant Director

Division of Corporate Finance

Jinduk Han

Cleary Gottlieb Steen & Hamilton LLP